# THE BANK OF FUKUOKA, LTD.

**Head Office**

PHONE : 092(723)2131
TELEX : 722346 BKFUKU J
SWIFT : FKBKJPJT

13-1, Tenjin 2-Chome, Chuo-Ku,
Fukuoka 810-8727, Japan

January 23, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, 5th Street, N. W.
Washington D. C. 20549

04012438

'04 JAN 29 AM 7:21

To whom it may concern

Dear Sir/Madame:

SUPPL

Re: Rule 12g 3-2 (b)
The Bank of Fukuoka, Ltd.
File No. 82-1117

In accordance with the Rule 12g 3−2 (b), we enclosed the following information.

(1) English Annual Reports for the fiscal year ended March 31, 2003 and 2002.
(2) Brief English summery of Security Report for the fiscal year ended March 31, 2003 required by Japanese Securities & Exchange Law.
(3) Brief English summery of the Notice of General Meeting of shareholders
(4) Financial statesments for the fisical half year ended September 30, 2003

Sincerely,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Takashi Yamamoto
Senior Manager
Int'l Planning Department

dlw 1/30

THE BANK OF FUKUOKA, LTD.

**Head Office**

PHONE : 092(723)2131
TELEX : 722346 BKFUKU J
SWIFT : FKBKJPJT

13-1, Tenjin 2-Chome, Chuo-Ku,
Fukuoka 810-8727, Japan

# The Bank of Fukuoka, Ltd.
## Brief English Summery of Securities Report

---

Securities Report
(based on Securities & Exchange Law 24-1)

The 92nd fiscal year: From April 1, 2002 to March 31, 2003

To: The Minister of Finance

Presented on June 27, 2003

Company Name: The Bank of Fukuoka, Ltd.

The Name & Title of Representative: Kiyoshi Teramoto, President

Address of Head Office: 13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Telephone Number: (092) 723-2622

Responsible Officer: Takashige Shibato, General Planning Division

Location where Securities Report is available to the public:

Tokyo Stock Exchange, Osaka Stock Exchange, Fukuoka Stock Exchange,
The Bank of Fukuoka, Ltd., Tokyo Branch

The Table of Contents:

3. The outline of facilities
    1. Outline of capital spending
    2. Facilities
    3. Establishment, expansion and repair plans of facilities

4. Condition of submitting company
    1. Stock
    2. Treasury stock
    3. Dividend Policy
    4. Stock price movement
    5. Directors

5. Financial statement
   (with Report of independent certified public accountants)
    1. Consolidated financial statement
        (1) Consolidated balance sheet
        (2) Consolidated statement of income
        (3) Consolidated statements of stockholders' equity
        (4) Consolidated statement of cash flows
        (5) Other statements
    2. Non-consolidated financial statement
        (1) Non-consolidated balance sheet
        (2) Non-consolidated statement of income
        (3) Non-consolidated statements of retained earnings
        (4) Other statements
        (5) Main assets and liabilities
        (6) Trust operation
6. Operational outline of stock administration

---

We will state our English Annual Report contains basically the same information as described in this securities report. Please refer to the English Annual report.

# THE BANK OF FUKUOKA, LTD.

**Head Office**

PHONE : 092(723)2131
TELEX : 722346 BKFUKU J
SWIFT : FKBKJPJT

13-1, Tenjin 2-Chome, Chuo-Ku,
Fukuoka 810-8727, Japan

The Bank of Fukuoka, Ltd.
Brief English summery of the Notice of General Meeting

---

June 12, 2003

Dear Shareholders:

13-1, Tenjin 2-chome,
Chuo-ku, Fukuoka, Japan
The Bank of Fukuoka, Ltd.
Kiyoshi Teramoto, President

Re: Notice of The 92nd General Meeting of Shareholders

We are pleased to announce that subject meeting will be held as follows. We would highly appreciate your attendance at the meeting.

Time: June 27, 2003 (Friday) AM 10:00

Location: The Bank of Fukuoka, Ltd. Head office
13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Objectives: Reporting items
1) Business Activities
2) Balance sheet as of Mar. 31, 2003
3) Profit & Loss Statement during 92nd fiscal year
(From Apr. 1, 2002 to Mar. 31, 2003)

Discussion / Vote
1) Disposal of net profit earned during the 92nd fiscal year
2) Purchase of treasury stock
3) Alteration of articles of incorporation
4) Election of 18 Directors
5) Election of 3 Auditors
6) Bonus for appreciation to retired Directors and Auditor

We are pleased to receive your voting sheet at the reception corner of the hall on the meeting day.

In the event that you are unable to attend the General Meeting, please return to us the attached voting sheet, indicating your approval or disapproval of each agendum, and affixing your signature thereto, after reviewing the reference documents.

---

THE BANK OF FUKUOKA, LTD.

# Interium Report

Six months ended September, 2003



# Financial Digest for the First Half of FY 2003

## 1. Financial Result (Non-consolidated)

(1) Core business profit: ¥27 billion.(Historically the highest level)

Core business profit amounted to ¥27 billion, increased by ¥2.0 billion compared with the first half of FY2002.because of gross international profit increased by ¥1.2 billion compared with the first half of FY2002, domestic net fees and commissions increased by ¥0.6 billion compared with the first half of FY2002 and overhead expenses decreased by ¥1.5 billion compared with the first half of FY2002.

(2) Business profit: ¥29.8 billion. (Historically the highest level)

Business profit amounted to ¥29.8 billion, historically the highest level (increased by ¥1.3 billion compared with the first half of FY2002) because of increase of core business profit.

(3) Other operating loss: ¥14.8 billion.

<Disposal of non-performing loans>

The bank of Fukuoka, Ltd. ("the Bank") manages "general reserve for possible loan losses" and "specific reserve for possible loan losses" as "credit cost" collectively. This credit cost amounted to ¥ 10.9 billion (increased by ¥ 5.7 billion compared with the first half of FY2002), because of accelerating the final disposal ("off-balancing") of non-performing loans.

<Impairment of stocks>

Other securities with market value, of which market value of the end of the term decreased more than 50% of acquisition cost, are subject to impairment treatment. Securities of which market value decreased more 30% than and less than 50%, in book value are devaluated based upon the strict judgment of the possibility of recovery to the book value. As a result, devaluation of securities amounted to ¥0.4 billion.

(4) Operating profit: ¥15.0 billion.

Operating profit amounted to ¥15.0 billion, decreased by ¥ 2.3 billion compared with the first half of FY2002.

(5) Net income: ¥9.7 billion.

Extraordinary profit included ¥ 2.5billion gains on return of substitutional portion of Fukuoka pension fund.

As a result, interium income before income taxes amounted to ¥16.9 billion and net income amounted to ¥9.7 billion.

(Million of Yen)

| | 6 months ended Sep.30, 2003 | Comparison | 6 months ended Sep.30, 2002 |
|---|---|---|---|
| **Gross business profit** | **62,549** | **540** | **62,009** |
| Gross domestic profit | 56,615 | ( 614 ) | 57,229 |
| Net interest income | 47,617 | ( 1,343 ) | 48,960 |
| Net fees and commissions | 8,937 | 645 | 8,292 |
| Net trading income | 146 | 100 | 46 |
| Other profit (loss) | ( 85 ) | ( 15 ) | ( 70 ) |
| Gross international profit | 5,934 | 1,155 | 4,779 |
| **Overhead expenses** | **35,579** | **( 1,465 )** | **37,044** |
| Personnel expenses | 17,648 | ( 115 ) | 17,763 |
| General expenses | 15,875 | ( 1,201 ) | 17,076 |
| **(1)Core business profit 【27,500】** | 27,000 | 1,976 | 25,024 |
| **Transfer to general reserve for possible loan losses ①** | **( 2,853 )** | **679** | **( 3,532 )** |
| **(2)Business profit 【27,500】** | **29,823** | **1,326** | **28,497** |
| **(3)Other operating profit ( loss )** | **( 14,834 )** | **( 3,613 )** | **( 11,221 )** |
| Credit cost for specific problem loans ② | 13,778 | 5,074 | 8,704 |
| Transfer to reserve for specific overseas countries ③ | ( 26 ) | ( 60 ) | 34 |
| [Total credit cost ①+②+③] **【9,500】** | [ 10,899 ] | [ 5,693 ] | [ 5,206 ] |
| Gains (losses) on stocks | 572 | 1,550 | ( 978 ) |
| **(4)Operating profit ( loss ) 【15,000】** | **14,989** | **( 2,286 )** | **17,275** |
| **Extraordinary profit (loss )** | **1,883** | **2,817** | **( 934 )** |
| **Income ( loss ) before income taxes** | **16,873** | **532** | **16,341** |
| **Income taxes, current** | **48** | **9** | **39** |
| **Income taxes, deferred** | **7,137** | **319** | **6,818** |
| **(5)Net income ( loss ) 【8,000】** | **9,686** | **204** | **9,482** |

<Notes> 1.Amounts less than one million yen are omitted.

2. "【 】" present each performance announced officially on May 23,2003.

3. "Core business profit" (27,000)

= "Business profit" (29,823)- "Transfer to general reserve for possible loan losses" (2,853)- "Gains on bonds" (△30)

**2. Assets and Liabilities (Non-consolidated)**

(1)Loans and bills discounted

Loans and bills amounted to ¥ 5,069.9 billion (decreased by ¥ 108.6 billion compared with FY2002). Housing loans increased substantially in individual segment (increased by ¥ 33.4 billion compared with FY2002).

①Loans and bills discounted (term-end balance) (Billion of yen)

| | Sep.30, 2003 | Change from Mar.31, 2002 | Mar.31, 2003 | Change from Sep.30, 2002 | Sep.30, 2002 |
|---|---|---|---|---|---|
| Loans | 5,069.9 | ( 108.6 ) | 5,178.5 | 90.2 | 5,088.3 |
| Individual segment | 1,229.0 | 33.4. | 1,195.6 | 52.9 | 1,142.7 |
| Corporate segment | 3,840.9 | ( 142.0 ) | 3,982.9 | 37.3 | 3,945.6 |

| | | | | | |
|---|---|---|---|---|---|
| Loans on Fukuoka prefecture area | 3,983.6 | ( 84.0 ) | 4,067.6 | ( 10.3) | 4,077.9 |

②Loans (term-end balance) (Billion of yen)

| | Sep.30, 2003 | Change from Mar.31, 2002 | Mar.31, 2003 | Change from Sep.30, 2002 | Sep.30, 2002 |
|---|---|---|---|---|---|
| Loans | 1,191.2 | 34.4 | 1,156.8 | 55.5 | 1,101.3 |
| Housing loans | 1,031.1 | 38.9 | 992.2 | 61.5 | 930.7 |
| Consumer loans | 160.1 | ( 4.5 ) | 164.6 | ( 6.0 ) | 170.6 |

③Loans to small-and medium-sized enterprises (term-end balance) (Billion of yen,%)

| | Sep.30, 2003 | Change from Mar.31, 2003 | Mar.31, 2003 | Change from Sep.30, 2002 | Sep.30, 2002 |
|---|---|---|---|---|---|
| Outstanding balance | 3,313.0 | ( 68.5 ) | 3,381.5 | ( 0.8 ) | 3,382.3 |
| Ratio to total loans | 65.3 | 0.0 | 65.3 | ( 1.2 ) | 66.5 |

<Note> Excluding offshore banking accounts.

(2)Deposits

Deposits amounted to ¥ 5,916.0 billion (increased by ¥ 19.4 billion compared with FY2002), because of increase of personal deposits (increased by ¥ 89.8 billion compared with FY2002).
Total fund including NCD decreased by ¥ 42.2 billion compared with FY2002.

Term-end balance (Billion of yen)

| | | Sep.30, 2003 | | Mar.31, 2003 | | Sep.30, 2002 |
|---|---|---|---|---|---|---|
| | | | Change from Mar.31, 2003 | | Change from Sep.30, 2002 | |
| Personal deposits | | 4,242.3 | 89.8 | 4,152.5 | 92.8 | 4,059.7 |
| | Demand | 2,044.6 | 95.3 | 1,949.3 | 125.7 | 1,823.6 |
| | Time | 2,197.7 | ( 5.5 ) | 2,203.2 | ( 32.9 ) | 2,236.1 |
| Corporate deposits | | 1,673.7 | ( 70.4 ) | 1,744.1 | ( 7.7 ) | 1,751.8 |
| | Demand | 1,330.4 | ( 73.2 ) | 1,403.6 | 39.3 | 1,364.3 |
| | Time | 343.3 | 2.8 | 340.5 | ( 47.0 ) | 387.5 |
| Total | | 5,916.0 | 19.4 | 5,896.6 | 85.1 | 5,811.5 |
| | Demand | 3,375.0 | 22.1 | 3,352.9 | 165.0 | 3,187.9 |
| | Time | 2,541.0 | ( 2.7 ) | 2,543.7 | ( 79.9 ) | 2,623.6 |

| | | | | | |
|---|---|---|---|---|---|
| Deposit from Fukuoka prefecture area | 5,558.6 | 24.1 | 5,534.5 | 108.9 | 5,425.6 |

Total fund (term-end balance)

| | | | | | |
|---|---|---|---|---|---|
| Deposit and negotiable certificates of deposit | 6,122.8 | ( 42.2 ) | 6,165.0 | 147.2 | 6,017.8 |

(3)Securities (Consolidated)

Unrealized gains (valuation differences) amounted to ¥62.6 billion at September 30, 2003, increased by ¥3.4 billion compared with March 31, 2003.

Stocks (except valuation differences, after devaluation of securities ) amounted to ¥ 46.9 billion, the ratio of stock investment to Tier I is mere 20.1% .

①Unrealized gains (Valuation differences) (Millions of Yen)

| | Sep. 30, 2003 (A) | Mar.31, 2003 (B) | Sep. 30, 2002 (C) | Change from Mar.31, 2003 (A)−(B) | Change from Sep 30, 2002 (A)−(C) |
|---|---|---|---|---|---|
| Stocks | 34,821 | 18,804 | 19,471 | 16,017 | 15,350 |
| Bonds | 813 | 9,475 | 9,501 | ( 8,662 ) | ( 8,688 ) |
| Others | 26,963 | 30,956 | 30,450 | (3,993 ) | ( 3,487 ) |
| Total | 62,598 | 59,236 | 59,423 | 3,362 | 3,175 |

②Stocks-to-Tier I ratio (differences) (Millions of Yen)

| | Acquisition cost (After devaluation) | | |
|---|---|---|---|
| | Sep. 30, 2003 | Mar.31, 2003 | Sep. 30, 2002 |
| Stocks (A) | 46,912 | 50,473 | 59,734 |
| Tier I (B) | 233,738 | 224,235 | 227,871 |
| (A)/(B) | 20.1% | 22.5% | 26.2% |

(4) Sales of investment trust ( Billion of yen)

| | First Half of FY 2003 (A) | (A)−(B) | (A)−(C) | Last Half of FY 2002 (B) | First Half of FY 2002 (C) |
|---|---|---|---|---|---|
| Sales | 39.8 | ( 9.0 ) | 3.8 | 48.8 | 36.0 |
| Stock fund | 39.7 | ( 9.0 ) | 5.0 | 48.7 | 34.7 |
| Custody balance (term-end) | 134.3 | 18.4 | 46.3 | 115.9 | 88.0 |

(5) Capital Ratio (Consolidated, domestic-standard)

Total capital decreased by ¥ 5.5billion compared with March 31, 2003 (Tier I capital increased by ¥ 9.5 billion compared with March 31, 2003).
Risk adjusted assets decreased by ¥ 60.1 billion compared with March 31, 2003.
As a result, capital ratio amounted to 9.45% , increased by 0.01% compared with March 31, 2003.

| | September 30, 2003 [ Provisional ] | | | Mar. 31, 2003 | Sep. 30, 2002 |
|---|---|---|---|---|---|
| | | Change from Mar. 31, 2003 | Change from Sep 30, 2002 | | |
| Total Capital Ratio (%) | 9.45 | 0.01 | 0.00 | 9.44 | 9.45 |
| Tier I Capital (millions of yen) | 233,738 | 9,503 | 5,867 | 224,235 | 227,871 |
| Tier I ratio (%) | 5.93 | 0.33 | 0.17 | 5.60 | 5.76 |
| Tier II Capital (millions of yen) | 138,756 | ( 15,028 ) | ( 7,135 ) | 153,784 | 145,891 |
| Subtraction items (millions of yen) | 202 | 0 | 0 | 202 | 202 |
| Total Capital | 372,292 | ( 5,525 ) | ( 1,268 ) | 377,817 | 373,560 |
| Risk adjusted assets (millions of yen) | 3,939,185 | ( 60,117 ) | ( 13,250 ) | 3,999,302 | 3,952,435 |

(Supplemental Data : )

| | | | | | |
|---|---|---|---|---|---|
| Capital Ratio (Consolidated, international-standard, %) | 10.69 | 0.01 | 0.00 | 10.68 | 10.69 |

### 3. Problem Assets (Non-consolidated)

(1)Non-performing Loans

Non-performing loans (NPLs) based on Revitalization Law standard at September 30,2003, (amounted to ¥263.7 billion) decreased by ¥80.9 billion compared with March 31,2003.

The Bank promoted support to under-reconstruction regional company and loan sales to secondary market. About (①+②), removal of problem assets from balance sheet amounted to ¥ 87.0 billion in the first half of FY2003.

As a result, bankrupt and Quasi- bankrupt and Doubtful categories (①+②) decreased by ¥ 57.1 billion compared with March 31, 2003.

(Billion of yen,%)

| | Sep.30,2003 | Change from Mar.31,2003 | Change from Sep.30,2002 | Mar.31,2003 | Sep.30,2002 |
|---|---|---|---|---|---|
| Bankrupt | 23.6 | ( 14.8 ) | ( 31.3 ) | 38.4 | 54.9 |
| Quasi- bankrupt | 42.3 | ( 16.7 ) | ( 42.1 ) | 59.0 | 84.4 |
| ①Total | 65.9 | ( 31.5 ) | ( 73.4 ) | 97.4 | 139.3 |
| ②Doubtful | 113.5 | ( 25.6 ) | ( 30.7 ) | 139.1 | 144.2 |
| (①+②) | [ 179.4 ] | [ ( 57.1 ) ] | [ ( 104.1 ) ] | [ 236.5 ] | [ 283.5 ] |
| ③Special mention | 658.4 | ( 71.5 ) | ( 122.4 ) | 729.9 | 780.8 |
| ④Substandard | 84.3 | ( 23.8 ) | ( 31.9 ) | 108.1 | 116.2 |
| (①+②+③) | 837.8 | ( 128.6 ) | ( 226.5 ) | 966.4 | 1,064.3 |
| NPLs based on Revitalization Law standard ⑤=(①+②+④) | 263.7 | ( 80.9 ) | ( 136.1 ) | 344.6 | 399.8 |
| ⑥Normal Customers | 4,328.8 | 7.3 | 191.3 | 4,321.5 | 4,137.5 |
| Total credits ⑦=(①+②+③+⑥) | 5,166.6 | ( 121.3 ) | ( 35.2 ) | 5,287.9 | 5,201.8 |
| NPLs ratio to total credits (⑤/⑦) | 5.10 | ( 1.42 ) | ( 2.59 ) | 6.52 | 7.69 |

<Note> Total credits: loans and bills discounted, foreign exchanges, accrued interest, customer's liabilities for acceptances and guarantees, securities on loans and advance payment.

(2)Progress of disposal of NPLs from Balance Sheet

①Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets

(Billion of yen)

| | Mar.31,2003 (A) | Sep.30,2003 | | | Disposal of problem assets existing prior to FY2002 from balance sheet (B)−(A) | Comparison (D)−(A) |
|---|---|---|---|---|---|---|
| | | Existing (B) | Newly classified (C) | Total (D)=(B)+(C) | | |
| Bankrupt and quasi-bankrupt assets, and doubtful assets | 236.5 | 149.5 | 29.9 | 179.4 | ( 87.0 ) | ( 57.1 ) |

②Progress of disposal of NPLs from balance sheet

(Billion of yen)

| | 6 months ended Sep.30,2003 |
|---|---|
| Loan sales to secondary market | ( 62.6 ) |
| Direct write off | − |
| Liquidation | − |
| Restructure | − |
| Collection / Repayment | ( 21.3 ) |
| Subtotal | ( 83.9 ) |
| Improvement in depot's performance | ( 3.1 ) |
| Total | ( 87.0 ) |

<Notes> 1. "Liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Restructure" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), loan forgiveness involved in special mediation or other types of civil mediation, or loan forgiveness for restructuring involved in private reorganization.

## 4. Projections for FY2003 Earnings

This fiscal year is the first year of "The New Century Plan Ⅱ". The basic policy "Attain Sustained Growth" must be carried out during the Plan. The steady improvement in profitability is essential for that purpose and the initial goal was set at ¥55.0 billion core business profit. The Bank need to strengthen the profitability of core business.

<Operating profit>

The Bank expects operating profit of ¥33.0 billion for FY2003.

<Net income>

In consideration of extraordinary profit (loss) and income taxes, the Bank expects net income of ¥18.0 billion for FY2003.

<Credit cost>

The Bank expects credit cost of ¥19.0 billion for FY2003, decreased by ¥ 6.0 billion compared with March 31, 2003.

(Non-consolidated) (Millions of Yen)

| | FY 2003 (Projection) | FY 2002 (Result) | 6 months ended Sep.30,2003 (Result) |
|---|---|---|---|
| Ordinary income | 159,000 | 159,879 | 78,895 |
| Operating profit | 33,000 | 15,074 | 14,989 |
| Net income | 18,000 | 7,458 | 9,686 |
| Business profit | 55,000 | 57,400 | 29,823 |
| Core business profit (ex. Transfer to general reserve for possible loan losses) | 55,000 | 51,588 | 26,970 |
| Core business profit | 55,000 | 51,484 | 27,000 |
| Credit cost | 19,000 | 25,026 | 10,899 |

(Consolidated) (Millions of Yen)

| | FY 2003 (Projection) | FY 2002 (Result) | 6 months ended Sep.30,2003 (Result) |
|---|---|---|---|
| Ordinary income | 163,000 | 164,326 | 81,004 |
| Operating profit | 33,000 | 16,059 | 15,075 |
| Net income | 18,000 | 7,691 | 9,756 |
| Business profit | | 58,384 | 29,910 |